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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 22 2002

SEC FILE NUMBER
8- 47592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Catholic Financial Services Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1100 West Wells Street
(No. and Street)

Milwaukee Wisconsin 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan G. Lorge President 414-273-6266
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue Milwaukee Wisconsin 53202
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan G Lorge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Catholic Financial Services Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Allan G Lorge, President
Title

Notary Public


NOTARY PUBLIC
CAROL ANN F.
SCHUSTER
STATE OF WISCONSIN

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors
of Catholic Financial Services Corporation:

We have audited the accompanying statement of financial condition of Catholic Financial Services Corporation (the "Corporation") (a Wisconsin corporation and majority owned subsidiary of Catholic Knights Financial Services, Inc.) as of December 31, 2001, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catholic Financial Services Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 18, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01 [99]
SEC FILE NO. 8-47592 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 14,884	200			$ 14,884	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550	0	810
3. Receivables from non-customers		355		600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	843,385	424				
E. Spot commodities		430			843,385	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	0	880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640	0	890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660	0	90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	0	9
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	0	9
11. Other assets	16,432	535	41,595	735	58,027	9
12. TOTAL ASSETS	$ 874,701	540	$ 41,595	740	$ 916,296	9

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$ 0	14
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315	0	15
B. Other		2,420	1115		1305	2,420	15
15. Payable to non-customers			1155		1355	0	16
16. Securities sold not yet purchased, at market value					1360	0	16
17. Accounts payable, accrued liabilities, expenses and other		129,063	1205		1385	129,063	16
18. Notes and mortgages payable:							
A. Unsecured			1210			0	16
B Secured			1211		1390	0	17
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400	0	17
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of .... $	980						
B. Securities borrowings, at market value:					1410	0	1
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420	0	1
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430	0	1
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440	0	1
20. TOTAL LIABILITIES		$ 131,483	1230	$	1450	$ 131,483	1

Ownership Equity

21. Sole proprietorship			$
22. Partnership (limited partners	$	1020)	
23. Corporation:			
A. Preferred stock			
B. Common stock			2,407
C. Additional paid-in capital			3,349,115
D. Retained earnings			(2,566,709)
E. Total			784,813
F. Less capital stock in treasury			( )
24. TOTAL OWNERSHIP EQUITY			$ 784,813
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 916,296

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation

For the period (MMDDYY) from 1-1-01 [3932] to 12-31-01 [393]

Number of months included in this statement 12 [393]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	393
b. Commissions on listed option transactions		393
c. All other securities commissions	1,334	393
d. Total securities commissions	1,334	394
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		394
b. From all other trading		394
c. Total gain (loss)	0	395
3. Gains or losses on firm securities investment accounts	16,133	395
4. Profit (loss) from underwriting and selling groups	0	395
5. Revenue from sale of investment company shares	30,965	397
6. Commodities revenue	0	399
7. Fees for account supervision, investment advisory and administrative services	171,252	397
8. Other revenue	47,603	399
9. Total revenue	$ 267,287	403

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 0	41
11. Other employee compensation and benefits	0	41
12. Commissions paid to other broker-dealers	28,505	41
13. Interest expense	0	40
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	8,642	41
15. Other expenses	1,124,082	41
16. Total expenses	$ 1,161,229	42

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ (893,942)	42
18. Provision for Federal Income taxes (for parent only)	0	42
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	0	42
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)	0	42
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles	0	42
22. Net income (loss) after Federal income taxes and extraordinary items	$ (893,942)	42

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (87,253)	42

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation

For the period (MMDDYY) from 01-01-01 to 12-31-0

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 612,855
A. Net income (loss)			(893,942)
B. Additions (Includes non-conforming capital of	$	4262)	1,065,900
C. Deductions (Includes non-conforming capital of	$	4272)	
2. Balance, end of period (From item 1800)			$ 784,813

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	$ 0

OMIT

NOTE: Above additions include amounts received from sale of stock.

Catholic Financial Services Corporation

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$(893,942)
Decrease in Accounts Receivable	11,814
Increase in Prepaid Expenses	(23,766)
Increase in Accounts Payable	39
Increase in Accrued Expenses	46,033
Decrease in Other Current Liabilities	(14,737)
Increase in Other Current Assets	(290)
Net Cash Used for Operating Activities	(874,849)
Cash Flows from Financing Activities:	
Issuance of Common Stock	1,065,900
Net Cash from Financing Activities	1,065,900
Net Increase in Cash	191,051
Cash and Cash Equivalents, Beginning of Period	667,218
Cash and Cash Equivalents, End of Period	$858,269

The accompanying notes to financial statements are an integral part of this statement.

Catholic Financial Services Corporation

Notes to Financial Statements
December 31, 2001

(1) Organizational Structure-

Catholic Financial Services Corporation (the "Corporation"), a majority owned subsidiary of Catholic Knights Financial Services, Inc. ("CKFSI"), was incorporated on June 1, 1994. As a broker/dealer, the Corporation's securities business is limited to the sale of mutual funds, variable life insurance or annuities on an application-way basis only. The Company currently has no employees, instead relying on a Resource Sharing Agreement with an affiliate for administrative functions. See Note 3.

The Corporation plans to increase revenues in future years as a result of additional sales of The Catholic Funds, Inc. (the "Funds"), a family of mutual funds sponsored by the Corporation. During this growth phase, the Corporation is dependent on capital infused by CKFSI and three additional outside fraternal organizations. Capital will continue to be infused to the extent necessary to meet obligations and maintain regulatory capital requirements.

(2) Summary of Significant Accounting Policies-

Accrual Basis-

The financial statements of the Corporation have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents-

Investments with a maturity of three months or less at the date of purchase are classified as cash equivalents. At December 31, 2001, the other security represents an investment in one of the Funds, the Catholic Money Market Fund.

Use of Estimates-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes-

As of December 31, 2001, the Corporation had a net operating loss carryforward of $2,534,467. The Corporation has recorded a deferred tax asset of $1,013,787 related to this net operating loss carryforward in 2001. The Corporation has also recorded a valuation allowance of $1,013,787 against this asset as of December 31, 2001.

(3) Related Party Transactions-

During 2001, employee, facility, equipment and other direct costs of approximately $427,700 were incurred by the Corporation and provided by an affiliate in accordance with a Resource Sharing Agreement. The Corporation sponsors the Funds. Certain officers and directors also serve as officers or directors of the Funds. The Corporation performed administrative and distribution services for the Funds during 2001. Fees for such services earned from the Funds was approximately $218,900 in 2001. Additionally, the Corporation received $30,900 in load fees in 2001 from the Funds.

Reimbursements to the funds for expense waivers are recorded in other expenses and amounted to approximately $180,000 in 2001. In addition, the Corporation paid sub-advisory fees of approximately $98,000 related to the Funds.

(4) Stock Subscriptions-

The total shares issued and outstanding for the Corporation are 2,407. The Corporation received $957,600 and $108,300 in 2001 from CKFSI and the minority interest shareholders, respectively, for the issuance of common stock. On December 20, 2001, CKFSI entered into a stock subscription agreement to purchase 692 additional shares for $1,314,800. Before the end of the year, $657,400 was paid to the Corporation and the remaining amount due ($657,400) is reflected on the balance sheet as a reduction in stockholders' equity. The proceeds will be used to provide administrative and distribution services for the Funds.

(5) Net Capital and Other Requirements-

The Corporation is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its objective being to require a broker/dealer to maintain net capital, as defined. As of December 31, 2001, the Corporation's ratio of aggregate indebtedness to net capital was .18 to 1 and net capital, as defined, was $726,350 which was $717,585 in excess of the required capital.

The Corporation is exempt from the requirements of Rule 15c3-3 of the SEC, the customer protection rule, under subparagraph (k)(1).

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation as of 12-31-01

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 784,813	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			784,813	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 784,813	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 41,595	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(41,595)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 743,218	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	16,868	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(16,868)	3740
10.	Net Capital			$ 726,350	3750

OMIT PENNIES

NOTE: Non-allowable assets consist of $28,267 of prepaid assets, $9,233 of cash on deposit at another broker/dealer and $4,095 of unsecured receivables.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 8,765	37
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	37
13.	Net capital requirement (greater of line 11 or 12)	$ 8,765	37
14.	Excess net capital (line 10 less 13)	$ 717,585	37
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 713,201	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 131,483	3
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ 0	3
19.	Total aggregate indebtedness			$ 131,483	3
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 18	3
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3
24.	Net capital requirement (greater of line 22 or 23)	$	3
25.	Excess net capital (line 10 less 24)	$	3
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3

OMIT PEN

NOTE: The information on this Schedule 1 is in agreement in all material respects with the unaudited Focus Report filed by the Corporation as of December 31, 2001.

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Catholic Financial Services Corporation as of 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—~~$2,500~~ $5,000 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ N/A [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

NOTE: The information in this Schedule is in agreement in all material respects with the unaudited Focus Report filed by the Corporation as of December 31, 2001.

3/78



Report of Independent Public Accountants

To the Board of Directors of
Catholic Financial Services Corporation:

In planning and performing our audit of the financial statements of Catholic Financial Services Corporation (the "Corporation") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 18, 2002